Mail Stop 4561

October 11, 2006

VIA USMAIL and FAX (505) 856 - 6043

Ms. Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111

     Re: **Falcon Ridge Development, Inc.**
             Form 10-KSB for the year ended 12/31/2005
             Filed on 5/4/2006
             File No. 000-28759

Dear Ms. Karen Y. Duran:

We have reviewed your response letter dated September 15, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Summary of Significant Accounting Policies

Real Estate Held For Sale, page F-8

1.   Your response to comment two does not appear to address directly or completely our request for additional information. Using the guidance in paragraph 24 of SFAS 67, clarify your impairment policy for:
- substantially completed real estate projects that are to be sold; and
- real estate held for development, including property to be developed in the future as well as property currently under development.

2.   Also, in the interest of clarity, please revise your label "Real Estate Held For Resale" on the consolidated balance sheet to distinguish between the above two categories of real estate property.

Note 7 – Shareholders' Deficit, pages F-13 – F-15

3.   We have read your response to comment three relating to the stock exchange with STLLC.   Your response does not address our comment completely.   The ownership structures before the stock exchange indicate that no one individual or enterprise held more than 50 percent of the voting ownership interest of each entity, and there is no indication that contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert existed.   As previously requested, please tell us how you considered the guidance in EITF 02-5 and paragraphs D11 to D18 of SFAS 141 in determining the accounting treatment for this transaction. Also, identify the management functions of the owners of STLLC in the Company and STLLC before the merger and their management functions after the merger in the combined entity.

4.   We have read your response to comment four.   Your response does not provide a conclusion on how you account for the Series B Preferred Stock.   Please tell us how you account for the conversion feature and your basis in GAAP for this treatment.

Item 8A. Controls and Procedures, page 18

5.   We have read your response to comment five.   With respect to the 2005 Form 10-KSB, please acknowledge that your evaluation of the effectiveness of the design and operation of your disclosure controls and procedures was performed as of the end of the period covered by the report. Also, acknowledge that in future filings your disclosures will state that this evaluation was as of the end of the period covered by the report.

* * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant